

July 12, 2013

Via E-mail
Bin Li
Chief Executive Officer
Bitauto Holdings Limited
New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China

      Re: **Bitauto Holdings Limited**
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 26, 2013
              Response dated June 18, 2013
              File No. 001-34947

Dear Mr. Li:

      We have reviewed your response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we refer to prior comments they refer to our letter dated June 4, 2013.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Key Components of Results of Operations

Revenues, page 60

1.   We note your response to prior comment 3. Please tell us if you internally track renewal rates for your automobile dealer subscription services and, if so, explain in greater detail why renewal rates are not considered key metrics. In this regard, it would appear that renewal rates would be indicative of how customers and the related revenue are retained.

<u>Liquidity and Capital Resources, page 81</u>

2.   We note your response to prior comment 6. Please tell us what consideration was given to providing, within your liquidity disclosures, the disclosures noted on pages 26 and 53 with respect to the requirement to obtain SAFE approval for capital account items.

<u>Item 7. Major Shareholders and Related Party Transactions</u>

<u>B. Related Party Transactions, page 94</u>

3.   We note your response to comment no. 8. However, as discussed under Material Contracts on page 101, the loan agreement between the senior management team and AutoTrader Group, Inc. was an element of a larger transaction, which included a shareholder agreement between the company and the identified shareholders. In this regard, Item 7.B. requires disclosures with respect to transactions or loans. Accordingly, we reissue comment no. 8 it its entirety.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs for

                                                Stephen Krikorian
                                                Accounting Branch Chief

cc: <u>Via-Email</u>
        Z. Julie Gao, Esq.,
        Skadden, Arps, Slate, Meagher & Flom LLP